Exhibit 99.2
PEROT SYSTEMS INTENT TO ACQUIRE - COMMUNICATIONS TOOLKIT - Additional Information The planned tender offer described in this presentation has not yet commenced. The description contained in this presentation is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems' stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov. September 2009 Dell Internal Use Only: Please Do Not Distribute

WHAT'S HAPPENING? Dell has announced its intent to acquire Perot Systems in a transaction valued at approximately $3.9B. The agreement results in a compelling combination of two iconic information-technology brands. Once the acquisition is complete, Perot Systems will become Dell's services unit and be led from Plano, Texas, by Peter Altabef, the current Perot Systems CEO. Dell will also merge its IT teams. The transaction, which is subject to customary government approvals and the satisfaction of other customary conditions, is expected to close in Dell's November - January fiscal quarter. DELL CONFIDENTIAL 2

WHO IS PEROT SYSTEMS? Perot Systems provides world-class services including in applications, technology, infrastructure, business processes and consulting. Headquartered in Plano, Texas, Perot Systems reported 2008 revenue of $2.8B. The company has more than 23,000 associates located in the Americas, Europe, Middle East and Asia Pacific. Perot Systems is a leading provider to clients in health-care, government and other commercial segments from small and medium enterprises to the largest global institutions. DELL CONFIDENTIAL 3

WHAT ARE THE BENEFITS TO DELL? The expanded Dell will be even better positioned for immediate and long-term growth and efficiency driven by: Providing a broader range of IT services and solutions and optimizing how they're delivered Extending the reach of Perot Systems' capabilities, including in the most dynamic segments, around the world, and Supplying leading Dell computer systems to even more Perot Systems customers. Both companies have similarly strong, relationship- based business cultures. People in both companies are recognized for helping customers thrive by using IT for greater effectiveness and productivity. DELL CONFIDENTIAL 4

WHAT HAPPENS NOW? During this acquisition period and as both companies plan for eventual integration, it is critical to remember that Dell and Perot Systems will continue to function as independent organizations. This means: Collaborating in many cases. Competing against each other in others. Doing business as we did before this announcement. DELL CONFIDENTIAL 5

RESOURCES Customer / system integrator/ partner / GR talking points: URL Front-line agent talking points script: URL Customer / SI / partner / GR letter: URL Internal talking points, Legal & Regulatory Guidelines and FAQs: URL Press release: URL MSD blog post: One Dell Way Perot Systems Web site: URL DELL CONFIDENTIAL 6

Confidential—For Internal Use Only
INTENT TO ACQUIRE PEROT SYSTEMS
MANAGER TOOLKIT
CONTENTS:
•	Internal Talking Points

•	Legal and Regulatory Guidelines

•	Frequently Asked Questions (FAQs)
Internal Talking Points:
•	Dell’s acquisition of Perot Systems is the right services acquisition, for our customers and both companies.

•	The agreement results in a compelling combination of companies that have similarly strong, relationship-based business cultures, and that are known for sharp focus on helping customers thrive by using IT for greater effectiveness and productivity, reducing IT complexity and total cost of ownership for our customers around the globe.

•	The agreement is overwhelmingly about the companies’ strong, complementary capabilities and how the combined company will offer business customers improved services and next-generation enterprise technology solutions.

•	The acquisition combines Dell’s global reach and significant services business with Perot Systems’ world-class services portfolio.

•	The resulting company will expand Dell’s enterprise-solutions capabilities to more customers worldwide and will have greater immediate and opportunity for long-term, profitable growth.

•	The companies already collaborate to develop IT solutions and innovative services for shared customers, particularly in healthcare and the federal government.

•	The combination creates a comprehensive and efficient IT-solutions company which, over the past four quarters, had a combined $16 billion in enterprise and IT services revenue with about $8 billion from IT services. This is in addition to our leadership in industry standard servers, storage and clients systems in the United States and worldwide.

•	We anticipate closing in Dell’s fourth fiscal quarter this year; based on current estimates, the transaction is expected to be accretive to GAAP earnings in fiscal 2012.
Dell Confidential – For Internal Use Only

Legal and Regulatory Guidelines:
This transaction will be subject to regulatory review in several jurisdictions.  Until those reviews are completed and the acquisition is closed, Dell and Perot Systems are prohibited from taking any action as a combined company.  During this review period, as you work on implementation and day one planning, the simplest rule to follow is that if you would have business concerns about sharing or asking for a piece of information if the transaction did not close, do not share or ask for the information.   Also, plan, do not implement.
You may seek information needed to plan for a joint strategy and integration going forward, but neither Dell nor Perot Systems can take undertake any action in furtherance of those plans.  Some examples of potential violations include:
–	Agreeing on prices, marketing, production, customer strategies

–	Allocating customers or identifying territories

–	Directing potential customers to each other

–	Joint customer meetings

–	Influencing or restricting the other’s commercial activities

–	Mingling assets, resources, support, or processes

–	Agreeing on geographic or product coordination efforts (outside the ordinary course of our existing relationship)

–	Moving people into their post-closing job duties
Dell Confidential – For Internal Use Only

FAQs:
Strategy of Acquisition, Timing and Terms
Why acquire Perot Systems? Why now?
The acquisition combines Dell’s global reach and significant services business with Perot Systems’ world-class services portfolio to deliver broader enterprise services to more customers worldwide.
Organizing as a single company significantly expands the range of Dell’s commercial IT solutions by leveraging Perot Systems’ enterprise services across a broad customer base that spans multi-national and large corporations, government, health-care, educational institutions, and small and medium businesses around the globe.
Perot Systems’ expertise in infrastructure and operations, business processes, application development services, and deep relationships in commercial and public sectors, strongly complements Dell’s existing services offerings and global customer relationships. The combination increases Dell’s enterprise and services base to $16 billion, with services revenue of approximately $8 billion over the past four quarters.
What are the terms of the acquisition?
Dell will acquire Perot Systems at a price of $30 per share, giving the transaction a total value of $3.9 billion. We will fund transaction with existing cash and commercial paper.
Was this deal transacted out of a sense of urgency / competitive desperation?
This was the right services acquisition, for our customers and both companies. The agreement is overwhelmingly about strong, complementary capabilities, combining Dell’s global reach and significant services business, with Perot Systems’ world-class services portfolio to deliver broader enterprise solutions to more customers.
Organizational Alignment & Integration Planning
Where does this fit into your organization and who has ownership?
Perot Systems’ organization and capabilities are largely complementary and its current leadership and culture are key to its ongoing success. Perot Systems brings a full scope of service offerings, including consulting, infrastructure and operations, application development and business process outsourcing, and deep relationships and expertise in financial-services, government and health-care customer segments.
Peter Altabef will head a services unit comprised of the company’s services organizations. It will be managed from the Plano campus and Perot Systems will be managed as a Dell company.
How does this impact our Services strategy?
The expanded Dell will be even better positioned for immediate and long-term growth and efficiency driven by providing a broader range of IT services and solutions and optimizing how they’re delivered. Together with Perot Systems, we will have a great IT-
Dell Confidential – For Internal Use Only

solutions portfolio for the full range of commercial customers: large corporations, public institutions and small and medium businesses.
What changes will happen to Dell’s Services organization?
Dell and Perot Systems will continue to function as independent organizations. Once the acquisition is complete, Perot Systems will become Dell’s services unit and be led from Plano, Texas, by Peter Altabef, the current Perot Systems CEO.
What immediate changes will happen to Dell’s IT organization?
Dell IT and Perot Systems will continue to function as independent organizations. Once the acquisition is complete, Dell will merge our IT teams, in the process moving IT to the front office as we take our stronger internal capabilities to customers.
What is the timing for integration? What is our integration plan?
Closing of the agreement is expected during Dell’s fourth fiscal quarter this year, and based on current estimates, the transaction is expected to be accretive to GAAP earnings in fiscal 2012. We have begun integration planning and will have more information on it upon closing. We’ll apply key learnings from our successful integration of EqualLogic, whose revenue is up 4x since acquisition.
What customers does Perot Systems serve today? How will we retain these customers?
Perot Systems’ offerings include consulting, infrastructure and operations, applications development and business-process outsourcing, provided primarily to government, healthcare and financial-services organizations. (25% Gov.; 27% Commercial; 48% Healthcare).
Dell brings direct access to a broad, global customer base of customers, most of which represent new opportunity for Perot Systems. Together, Dell and Perot Systems will offer customers more choices, advanced solutions and expanded services capabilities. The acquisition also positions Dell for renewed growth and fuller entry into segments in which Perot Systems is strong.
Both companies have a U.S. centric client base, how does this deal extend our global reach?
In fact, about half of Dell’s revenue comes from customers outside the United States. Perot Systems’ strength in the U.S. offers Dell additional capabilities for U.S., so the combination enables significant diversification, from both a business and geographic perspective. The combined company will have additional services/products to offer and, geographically, a broader, worldwide customer base.
Do the two cultures differ? What challenges do we anticipate?
No, we have much in common, sharing strong, founder-led growth cultures based on relationship building, shared vertical segment expertise and a strong commitment and
Dell Confidential – For Internal Use Only

ambition to provide customer value. The companies also have collaborated in the past and have a shared reputation for innovation and efficiency.
Additional Information
The planned tender offer described in these materials has not yet commenced.  The description contained in these materials is not an offer to buy or the solicitation of an offer to sell securities.  At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  Those materials will be made available to Perot Systems’ stockholders at no expense to them.  In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Dell Confidential – For Internal Use Only